March 11, 2020

Lisa N. Larkin Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Esoterica Thematic Trust; File Nos. 333-233633 and 811-23473

Dear Ms. Larkin:

On February 20, 2020, Esoterica Thematic Trust (the “Fund”) filed Pre-Effective Amendment No. 1 to its registration statement on Form N-1A (the “Registration Statement”). The Fund proposes to revise the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the telephonic comments that we received from you on March 9, 2020, as indicated below. The Fund proposes to make the revisions noted below in the final Prospectus and SAI filed pursuant to Rule 497 of the Securities Act of 1933, as amended. Please find also below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Prospectus

Page 2 - Principal Investment Strategies

Comment 1.	Please explain in correspondence what “related technology deployment and development and/or capitalize” means in plain English or revise accordingly based on the Principal Investment Strategy disclosure below.

In selecting companies that the Adviser believes are relevant to the 5G-enabled digital economy, it seeks to identify companies that would benefit, through an increased available market, from 5G and related technology deployment and development and/or capitalize on the 5G-enabled services and applications in the markets in which they operate.

Owen.Pinkerton@thompsonhine.com Phone: 202.263.4144	op 4846-3721-3367.2

Ms. Lisa N. Larkin

March 11, 2020 Page 2

Response:	The Fund will revise this section as noted below:

In selecting companies that the Adviser believes are relevant to the 5G-enabled digital economy, it seeks to identify companies that would benefit~~, from 5G and related technology deployment and development and/or capitalize on the 5G-enabled services and applications in the markets in which they operate~~ from the expansion of the total addressable market for its products and services emanating from the adoption of 5G.

Comment 2.	Pages 23 & 24 of the SAI under the section “Investment Restrictions and Policies” list the Fund’s investment restrictions as fundamental policies. Specifically, Investment Restriction and Policy #7 presently states:

The Fund may not purchase any security if, as a result of that purchase, more than 25% of the Fund’s net assets would be invested in securities of issuers having their principal business activities in the same industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

We note, however, that The Fund’s registration statement, specifically under “Concentration Risk,” may allow for concentration in a particular industry or group of industries, which is contrary to the #7 of the stated “Investment Restrictions and Policies,” above. Please confirm whether the Fund will concentrate in a specific industry.

Response:	Based on the SEC’s prior guidance in Guide 19 to Form N-1A, the industry classifications used by a registrant should be reasonable and not be so broad that the primary economic characteristics of the companies in a single class are materially different. The Fund intends to concentrate in certain industries and, therefore, will update its “Investment Restrictions and Policies” section in the SAI as noted below:

The Fund may not purchase any security if, as a result of that purchase, more than 25% of the Fund’s net assets would be invested in securities of issuers having their principal business activities in the same industry or group of industries; except that the Fund will invest at least 25% of its net assets in companies in the internet, computer, semiconductor and software group of industries. This limitation is not applicable ~~does not apply to securities~~ to investments in obligations issued or guaranteed by the U.S. government, its agencies and ~~or~~ instrumentalities or repurchase agreements with respect thereto.

Ms. Lisa N. Larkin

March 11, 2020 Page 3

Comment 3.	Please provide clarity about how the Fund will invest under normal circumstances. Specifically, does the Fund intend to invest “substantially all” or “at least 80%” of its net assets in 5G equities.

Response:	Rule 35d-1 under the Investment Company Act of 1940, as amended (“Rule 35d-1”) requires that an investment company that includes a certain investment strategy as part of its name must, under normal circumstances, invest at least 80% of its assets in securities consistent with such strategy. As disclosed under “Principal Investment Strategies,” the Fund “will invest, under normal circumstances, at least 80% of its total assets in domestic and foreign equity securities of companies that are relevant to the fifth generation digital cellular network technology ("5G") enabled digital economy.” Such disclosure is designed to comply with Rule 35d-1. The Fund will, in all relevant locations, remove disclosure that indicates it will invest “substantially all” of its assets in equities and will replace such disclosure with disclosure regarding the 80% test.

Page 3 – Principal Investment Risks

Comment 4.	In the section “5G Companies and Emerging Technologies Investment Risk,” you state that “the Fund's holdings will include equity securities of operating companies that focus on or have exposure to a wide variety of industries, and the economic fortunes of certain companies held by the Fund may not be significantly tied to 5G technologies.”

Please confirm that the Fund is going to meet its 80% investment policy with respect to 5G companies despite the fact that the economic fortunes of certain companies held by the Fund may not be significantly tied to 5G technologies.

Response:	To provide additional clarity, the Fund will revise the “5G Companies and Emerging Technologies Investment Risk” factor as noted below:

Companies across a wide variety of industries, primarily in the technology sector, are exploring the possible applications of 5G technologies. The extent of such technologies' versatility has not yet been fully explored. Consequently, the Fund's holdings will include equity securities of operating companies that focus on or have exposure to a wide variety of industries, ~~and the economic fortunes of certain companies held by the Fund may not be significantly tied to 5G technologies~~ including exposure to the digital economy that has been enabled by 5G. Currently, there are few public companies for which 5G technologies represent an attributable and significant revenue or profit stream, and such technologies may not ultimately have a material effect on the economic returns of companies in which the Fund invests.

Ms. Lisa N. Larkin

March 11, 2020 Page 4

Comment 5.	The section “Concentration Risk” states that the Fund may have the ability to concentrate in a particular industry or group of industries. Please confirm whether this risk is appropriate.

Response:	Consistent with our response to Comment #2 above, because the Fund intends to concentrate in certain industries and will update its “Investment Restrictions and Policies” in the SAI, the Fund believes that the existing “Concentration Risk” disclosure is appropriate.

Page 27 – Other Information

Comment 6.	Please update the section “Investments by Investment Companies” to reflect the current status of the Fund.

Response:	The requested revision will be made as noted below:

Pursuant to the Adviser’s adoption of and compliance with Rule 6c-11 under the 1940 Act, the Adviser is permitted to invest in series of the Trust beyond the limits set forth in Section 12(d)(1) of the 1940 Act subject to certain terms and conditions.

Ms. Lisa N. Larkin

March 11, 2020 Page 5

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If you have any questions, please call Ryan Wheeler at (513) 352-6693 or me at (202) 263-4144.

Very truly yours,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc:	JoAnn M. Strasser

Ryan S. Wheeler

Karan Trehan